BGC Group, Inc.

499 Park Avenue

New York, New York 10022

August 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Aisha Adegbuyi

Office of Finance

Re:	BGC Group, Inc. -- Registration Statement on Form S-4

(File No. 333-281372) (the “Registration Statement”)

Dear Ms. Adegbuyi:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BGC Group, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effectiveness of the Registration Statement so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on Friday, August 23, 2024, or as soon as practicable thereafter.

Please contact Howard A. Kenny or Leland S. Benton of Morgan, Lewis & Bockius LLP at (212) 309-6843 or (202) 739-5091, respectively, or howard.kenny@morganlewis.com or leland.benton@morganlewis.com, respectively, with any questions you may have concerning this request.  In addition, please notify Mr. Kenny or Mr. Benton when this request for acceleration has been granted.

The Registrant hereby authorizes Mr. Kenny or Mr. Benton to orally modify or withdraw this request for acceleration.

BGC GROUP, Inc.

By:	/s/ Jason W. Hauf
	Name:	Jason W. Hauf
	Title:	Chief Financial Officer

cc:	Howard A. Kenny, Esq. (Morgan, Lewis & Bockius LLP)

Leland S. Benton, Esq. (Morgan, Lewis & Bockius LLP)

[Acceleration request for Form S-4 respecting Exchange Offer of 6.600% Senior Notes due 2029]